Exhibit 12.1

	Historical					Pro Forma
	Nine months ending		Fiscal year ended December 31,			Nine months ending		Fiscal year ended December 31,
	September 27, 2009	September 28, 2008	2008	2007	2006	September 27, 2009	September 28, 2008	2008
Earnings
Net income attributable to Partners	$46,516	$68,244	$75,740	$91,888	$41,960	$21,846	$42,567	$43,407
(Income) loss from joint ventures	(1,601)	(2,816)	(2,673)	(1,724)	711	(1,601)	(2,816)	(2,673)
Fixed charges	88,434	80,217	109,610	110,435	111,362	111,826	104,395	140,009
Amortization of capitalized interest	4,925	3,981	6,745	6,929	6,799	4,925	3,981	6,745
Distributions from joint ventures	2,540	2,504	3,691	3,681	164	2,540	2,504	3,691
Capitalized interest	(10,337)	(3,725)	(6,020)	(1,848)	(817)	(10,337)	(3,725)	(6,020)

Earnings before fixed charges	$130,477	$148,405	$187,093	$209,361	$160,179	$129,199	$146,906	$185,159

Fixed Charges
Interest expense	$77,239	$75,797	$102,669	$107,906	$109,733	$100,631	$99,975	$133,068
Capitalized interest	10,337	3,725	6,020	1,848	817	10,337	3,725	6,020
Interest implicit in rentals	858	695	921	681	812	858	695	921

Total fixed charges	$88,434	$80,217	$109,610	$110,435	$111,362	$111,826	$104,395	$140,009

Ratio of earnings to fixed charges	1.5	1.9	1.7	1.9	1.4	1.2	1.4	1.3